Exhibit 4.9

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

Insider Trading Policy

Introduction
This policy provides guidelines to employees, consultants, contractors, officers and directors of Check Point (the “Company” or “Check Point”) with respect to transactions in the Company’s securities. Because the Company’s ordinary shares are publicly traded, all employees are subject to certain important restrictions and limitations imposed under federal securities laws. Any violation of these restrictions may subject the Company and its insiders to serious criminal and civil liabilities (including exposure to substantial damages) and sanctions. In addition to governmental fines and other sanctions, private actions brought by ‘professional plaintiffs’ against public companies and their insiders have become quite common and can involve substantial costs, both mandatory and in terms of time, even if the claim is ultimately dismissed. Equally important, any appearance in the market of impropriety on the part of the Company or its insiders could impair investor confidence in the Company and severely damage the Company’s reputation and business relationships. Therefore, considerable care should be taken to avoid inadvertent violations. Accordingly, this Insider Trading Policy (the “Policy”) has been adopted by the Company.

Compliance Officer
The Company has appointed Shira Yashar, the Company’s General Counsel, (hereinafter referred to as the “General Counsel”), as the Company’s insider trading compliance officer. The General Counsel is responsible for the oversight of this Policy. As such, any questions or concerns with respect to this Policy should be directed to the General Counsel.

Applicability of Policy

This Policy applies to:

(a)
All transactions in the Company’s securities, including ordinary shares, options for ordinary shares, restricted stock units (RSUs), performance stock units (PSUs) and any other securities the Company may issue from time to time, as well as to derivative securities relating to the Company’s securities, whether or not issued by the Company, such as exchange-traded options.

(b)
All officers of the Company, all members of the Company’s Board of Directors, all employees of, and consultants and contractors to, the Company and its subsidiaries who receive or have access to Material Nonpublic Information (as defined below) regarding the Company, or any other person who possesses Material Nonpublic Information regarding the Company for so long as the information is not publicly known (collectively referred to in this Policy as “Insiders”).

(c)
The Insider’s members of their immediate families, and members of their households and family members who live elsewhere but whose transactions in the Company’s securities are directed by Insiders, or that are subject to their influence and control (collectively referred to as “Family Members”).

(d)	Any person who receives Material Nonpublic Information from any Insider and/or Family Member.

Certain Exceptions

The restrictions of the Policy shall not apply to the following:

► Stock option exercises where the purchase of stock options is paid in cash and shares continue to be held by the option holder after the exercise is finalized;
► Receipt and vesting of stock options, RSUs, PSUs, restricted stock or other equity compensation awards from the Company;
► Purchases from the employee stock purchase plan; however, this exception does not apply to subsequent sales of the shares;
► Net share withholding of equity awards where shares are withheld by the Company in order to satisfy tax withholding requirements, so long as the election is irrevocable and made in writing at a time when a trading blackout is not in place and you are not in possession of material nonpublic information;
► Sell to cover transactions, to the extent approved and implemented by the Company, where shares are withheld by the Company upon vesting of equity awards and sold in order to satisfy tax withholding requirements. This exception does not apply to any other market sale for the purposes of paying required withholding;
► Trades made pursuant to a valid 10b5-1 trading plans (as describe below) approved by the Company’s General Counsel;
► Changes in form of ownership, for example, a transfer from your individual ownership to a trust for which you are the trustee;
► Bona fide gifts of the Company’s ordinary share; and
►Changes in the number of Check Point securities you hold due to a stock split or a stock dividend that applies equally to all securities of a class, or similar transactions.

Statement of Policy

General Policy
It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading. Employees and other insiders should treat all Check Point information with discretion and discuss confidential data only with those Check Point employees who have a right and a need to know. Do not discuss confidential information with friends or relatives.

Specific Company Policies

Trading on Material Nonpublic Information. No Insider and no Family Member of any such person, shall engage in any transaction (large or small) involving a purchase or sale or offer to purchase or sell any of the Company’s securities, or derivatives thereof, including puts, calls or LEAPS, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day’ shall mean a day on which NASDAQ  is open for trading.

Tipping. No Insider shall disclose or pass on (“tip”) Material Nonpublic Information to any other person (including Family Members or friends) where such information is used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

Leaks of Material Nonpublic Information often occur on investment chat boards and other similar forums. It is the policy of the Company to strictly forbid Insiders to comment or respond to comments on issues that involve the Company (including comments involving market rumors) on investment chat boards or other similar forums, unless authorized, in writing, by the General Counsel of the Company. If an employee of the Company has tipped anyone on Material Nonpublic Information, including Family Members or others living in such employee’s household, such persons may also face the risk of being charged with legal proceedings.

Confidentiality of Nonpublic Information. Nonpublic Information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

Potential Criminal and Civil Liability and/or Disciplinary Action

Liability for Insider Trading. Insiders may be subject to penalties of up to $ 5,000,000 and up to twenty (20) years in jail for engaging in transactions in the Company’s securities at a time when they have knowledge of material nonpublic information regarding the Company.

Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a ‘tippee’) to whom they have disclosed material nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (“SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and NASDAQ use sophisticated electronic surveillance techniques to uncover insider trading.

Damages. Insiders also face the risk of being ordered to pay treble damages (reimbursement of 3 times any profits made).

Possible Disciplinary Actions. Insiders of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans, termination of employment, or termination of the contract.

Explicit Prohibitions on Trading

Trading Window. To ensure compliance with this Policy and applicable federal and state securities laws, the Company expressly prohibits the execution of any transactions involving the purchase or sale of the Company’s securities by Insiders other than during the trading window period (the ‘Trading Window’).

A Trading Window is the period commencing at the close of trading (generally, 4:01 p.m., ET) on the second full trading day after the publication of the financial results for a particular quarter (or year), and continuing until 11:59 p.m. ET on the 10th calendar day of the third month of the applicable fiscal quarter of the Company (i.e., March 10th, June 10th, September 10th and December 10th).

For example, if the Company’s fourth fiscal quarter ends on December 31, the corresponding Trading Window will end at 11:59 p.m., ET, on December 10th, and reopen at the close of trading (generally, 4:01 p.m., ET) on the second full trading day after the public release of the financial results for the fourth fiscal quarter.

Even within a Trading Window, the Company may from time to time, also recommend that directors, officers, selected employees and others, and their Family Members will suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, and subject to a written notice by the General Counsel regarding the suspension of trading, such persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading. Whether or not the Company has recommended a suspension of trading, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days. It should be noted that, even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Days. Trading in the Company’s securities during the Trading Window should not be considered a ‘safe harbor’ and all Insiders should use good judgment at all times.

This Policy continues to apply even after you leave the Company if you remain in possession of Material Nonpublic Information. In addition, if you are subject to a trading blackout under this Policy at the time you leave the Company, you are expected to abide by the applicable trading restrictions until at least the end of the relevant blackout period.

Individual Responsibility. Every Insider is individually responsible to comply with this Policy against insider trading, regardless of whether the Company has recommended a Trading Window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are a framework only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities. In order to avoid the risk for improper transactions, an Insider may, from time to time, have to forgo a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forgo anticipated profit by waiting.

Applicability of Policy to Inside Information Regarding other Companies
This Policy also applies to Material Nonpublic Information relating to other companies, including the Company’s clients and others (‘business partners’), when that information is obtained in the course of employment with, or other services performed on behalf of the Company. Civil and criminal penalties, and termination of employment, may result from trading on Material Nonpublic Information regarding the Company’s business partners. All Insiders of the Company should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

Definition of Material Nonpublic Information
It is not possible to define all categories of material nonpublic information. However, material nonpublic information includes any information that has not been made public and that would influence a reasonable investor in making a decision to buy, hold or sell the Company’s securities or a voting decision. Certainly, if the information motivates you or in any way affects your desire to purchase or sell, it would probably have the same effect on other investors and therefore, any information that could be expected to affect the market price of the Company’s securities, should be considered as material. Having said that, in some cases it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.

Examples of such information include:

► Financial results – including revenues and increases/decreases in quarterly revenues;
► Earnings including increases/decreases in quarterly earnings;
► Projections of future earnings or losses;
► News of a pending or proposed merger or tender offer;
► News of the disposition of a subsidiary;
► Impending bankruptcy or financial liquidity problems;
► Changes in dividend policy;
► Stock splits;
► New equity or debt offerings;
► News of pending acquisitions;
► Significant litigation exposure due to actual or threatened litigation;
► Status of legal proceedings, court rulings or related settlement discussions;
► Major personnel changes, including in senior management;
► Regulatory actions;
► Patent milestones;
► Research efforts;
► Major new products;
► Unannounced price changes on major products;
► Significant developments involving corporate relationships;
► Major contract awards or cancellations or changes (including changes in major OEM’s or distributors, unusual gains or losses on major operations);
► Significant changes in sources or availability of supplies;
► Capital investment plans or changes in such plans;
► Significant marketing plans;
► Significant write-offs; or
► Any other information which might have a significant impact on the Company.

It should be noted that either positive or negative information may be material. Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

Information is “non-public” if it is not generally known or made available to the public. Even if information is widely known throughout the Company, it may still be nonpublic. Generally, in order for information to be considered public, it must be made generally available through media outlets or SEC filings.

After the release of information, a reasonable period of time must lapse in order to provide the public an opportunity to absorb and evaluate the information provided. As a general rule, at least two full trading days shall pass after the dissemination of information before being considered public.

As a rule of thumb, if you think something might be material nonpublic information, it probably is. You can always reach out to the General Counsel for advice.

Additional Information – Directors and Officers
► Check Point recommends that all directors and officers conduct their trades through a 10b5-1 plan (established and entered into in accordance with applicable law).
► Check Point requires all directors and officers to trade through a 10b5-1 plan for any stock, option, RSU or PSU that is scheduled for expiration within 1 year.

Please contact your broker to establish a 10b5-1 plan. Check Point cannot provide a plan for you.

In accordance with applicable law, Check Point requires the following cooling-off period:

-
for directors and officers, the later of (i) 90 days after the adoption or modification of a 10b5-1 plan or (ii) two business days following the filing of the Form 20-F or Form 6-K containing the quarterly financial results for the fiscal quarter in which the 10b5-1 plan was adopted or modified; provided, that in any event, the required cooling-off period is not to exceed 120 days following adoption or modification of the 10b5-1 plan; and

-	for all other employees, a cooling-off period of 30 days between the establishment or modification of a 10b5-1 plan and commencement of any transactions under such plan.

An individual may not adopt more than one 10b5-1 plan, except in limited circumstances permitted by applicable law and approved in advance by the Company’ General Counsel.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s General Counsel.

Updated on May 10, 2023